Generation Income Properties, Inc.

401 East Jackson St., Suite 3300

Tampa, Florida 33606

May 22, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Benjamin Holt

Re: Generation Income Properties, Inc.

Registration Statement on Form S‑11 (Registration No. 333-296210)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Generation Income Properties, Inc. (the “Registrant”), hereby requests acceleration of effectiveness of its above-referenced Registration Statement to 4:30 P.M., Eastern time, on May 26, 2026, or as soon as practicable thereafter. The Registrant respectfully requests that you notify Mr. Curt Creely of Foley & Lardner LLP of such effectiveness by a telephone call to (813) 225-4122.

Very truly yours,

Generation Income Properties, Inc.

By: /s/ David Sobelman

David Sobelman

Chief Executive Officer

DOCPROPERTY DOCXDOCID DMS=NetDocuments Format=<<ID>>.<<VER>> \* MERGEFORMAT 4936-2579-2942.1